Exhibit 1.3
Amendment to Articles of Association of the Registrant

At the 2004 annual general meeting, our shareholders adopted the following amendments to our Articles of Association that were in effect at such time (all capitalized terms used below have the meaning ascribed to such terms in the Articles of Association):

1.	Paragraph (d) of Article 80 was deleted in its entirety.

2.	Paragraph (a) of Article 87 was deleted in its entirety and replaced by the following paragraph:

“87. (a). Directors (other than External Directors referred to in paragraph (c) of this Article 87) shall be elected at the Annual General Meeting by an Ordinary Resolution. The Directors, other than External Directors, shall be divided into three (3) classes, each consisting of approximately one-third of the non-External Directors. The three classes are to be designated Class A, Class B, and Class C and shall initially consist of one director, one director and two directors, respectively. The term of office of the director in Class A shall expire at the end of the first Annual General Meeting after his or her initial election; the term of office of the director in Class B shall expire at the end of the second Annual General Meeting after his or her initial election; and the term of office of the directors in Class C shall expire at the end of the third Annual General Meeting after their initial election. At each Annual General Meeting after the initial classification of the Board, the class of directors whose term expires at the time of such election shall be elected to hold office until the third succeeding Annual General Meeting. Each director shall hold office until the end of the Annual General Meeting at which his or her term ends, or until his or her office is vacated pursuant to these Articles or the Companies Law. The General Meeting is not entitled to remove from office any director, other than an External Director, prior to the end of the Annual General Meeting at which his or her term ends.”

****************